THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

02034064

620 Avenue of the Americas, New York, NY 10011

DEPOSITARY RECEIPTS

April 30, 2002

02 MAY 14 AM 10:

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re: Mitsubishi Corporation – File No. 82-3784

Dear Sirs:

At the request of Mitsubishi Corporation, we are enclosing a copy of their:

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

- **Notice of Stock Repurchase Program**

We are forwarding these documents at the request and on behalf of Mitsubishi Corporation, but we have not reviewed any disclosure made therein, and cannot confirm the accuracy or completeness of any such disclosure and hereby disclaim any responsibility or liability with respect thereto.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Very Truly Yours,

S. Sumikawa

Shunsuke Sumikawa
Account Administrator
Tel: 646-885-3296
Fax: 646-885-3043
Email: ssumikawa@bankofny.com

FOR IMMEDIATE RELEASE

Mitsubishi Corporation Announces Stock Repurchase Program

(Pursuant to Article 210 of the Commercial Code of Japan)

TOKYO, April 26, 2002-----Mitsubishi Corporation (MC) hereby serves notice that at a meeting held today, the Board of Directors approved a resolution to authorize a stock repurchase program in accordance with Article 210 of the Japanese Commercial Code. The resolution will be proposed at the Fiscal 2002 General Meeting of Shareholders scheduled for June 25, 2002 (Tuesday), with details as follows:

1. Rationale

The stock repurchase program will enable MC to withhold its shares as treasury stock, and to reissue or cancel them in accordance with its financial strategies. This will give MC greater flexibility in response to shifting economic conditions.

2. Details of Stock Repurchase Program

(1) Type of shares:

Mitsubishi Corporation common stock

(2) Total number of shares authorized for repurchase:

Up to 100,000,000 shares

(Representing 6.4% of shares issued and outstanding)

(3) Total value of shares authorized for repurchase:

Up to ¥100.0 billion

(Note) The above is subject to approval at the Fiscal 2002 General Meeting of Shareholders scheduled for June 25, 2002 (Tuesday).

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